Exhibit 99.1

IRIS² expands SES’s differentiated MEO architecture while supporting

Europe’s secure, sovereign multi-orbit connectivity ambitions

Luxembourg, 7 August 2026 – SES today announced the successful completion of Rendez-vous 1 (RDV1) under the Infrastructure for Resilience, Interconnectivity and Security by Satellite (IRIS²) programme, marking a key milestone in the programme’s implementation phase and reinforcing Europe’s path towards sovereign, resilient and secure satellite connectivity.

The successful completion of RDV1 confirms the programme’s readiness to move forward with implementation and provides greater visibility on the long-term scope, performance and economics of the MEO segment. SES’s expected capital commitment for the MEO segment is up to €1.35 billion, reflecting current programme scope, while maintaining the deployment of 18 MEO satellites and the targeted service entry in 2030. SES’s share of the investment in the IRIS² programme for 2026 is included in SES’s FY26 Capex outlook as previously communicated. No future exceptional cash proceeds will be used to fund the project.

Since the signing of the IRIS² Concession Contract in December 2024, the European Commission, the SES-led SpaceRISE consortium and the European Space Agency have worked together to validate programme costs, technical requirements, delivery timelines and industrial arrangements. RDV1 establishes a validated baseline for implementation, providing greater certainty on programme scope and execution while strengthening the long-term value of IRIS² for customers and SES through lower capital requirements, enhanced satellite capabilities and an expanded role in programme delivery.

SES’s participation in IRIS² is consistent with our disciplined financial policy, benefiting from significant public funding, and built-in protection mechanisms. The Internal Rate Return (IRR) of the contract is expected to meet SES’s minimum 10% hurdle rate, underpinned by a compelling commercial value proposition.

Approximately 90% of MEO capacity is expected to remain commercially exploitable by SES, generating significant long-term revenue opportunities across government, mobility, enterprise and cloud connectivity markets over the lifetime of these satellites.

IRIS² is a cornerstone of SES’s next-generation Medium Earth Orbit (MEO) strategy. Building on the company’s proven capabilities, the programme extends SES’s roadmap into the next decade and positions the company to address growing demand for secure and resilient connectivity services across government and commercial markets.

SES will design and build the payloads for the MEO satellites and perform satellite assembly, integration and test from its facilities in Luxembourg. The upgraded payload architecture will support a wider range of secure connectivity services while further advancing SES’s expertise in high-performance satellite communications.

In addition to leading the MEO satellites segment, SES will lead user terminal development, operations and the provisioning of LEO/MEO services through IRIS² control centres.

“The successful completion of RDV1 marks an important step towards delivering Europe’s next-generation secure, sovereign connectivity infrastructure,” said Adel Al-Saleh, CEO of SES. “IRIS² builds on SES’s proven leadership in MEO and reinforces our long-term vision for secure, resilient and high-performance connectivity. Together with our existing O3b fleet and meoSphere roadmap, the programme positions SES to address evolving government and commercial requirements while supporting Europe’s ambitions for secure and sovereign multi-orbit communications.”

The programme is on track with operational services expected to begin in 2030. Following RDV1, SES and its partners will move into implementation activities, including satellite development, payload integration, network operations and user terminal deployment, while continuing to progress through future review and validation milestones.

For further information please contact:

SES Communications

Tel : +352 691 419 118

SES.Press@ses.com

Christian Kern

Investor Relations

Tel: +352 710 725 7787

ir@ses.com

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About SES

At SES, we believe that space has the power to make a difference. That’s why we design space solutions that help governments protect, businesses grow, and people stay connected—no matter where they are. With integrated multi-orbit satellites and our global terrestrial network, we deliver resilient, seamless connectivity and the highest quality video content to those shaping what’s next. Following our Intelsat acquisition, we now offer more than 100 years of combined global industry leadership—backed by a track record of bringing innovation “firsts” to market. As a trusted partner to customers and the global space ecosystem, SES is driving impact that goes far beyond coverage. The company is headquartered in Luxembourg and listed on Paris and Luxembourg stock exchanges (Ticker: SESG). Further information is available at: www.ses.com

Forward-looking Statements

This press release contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “expected,” “targeted,” “extends,” and “will.”

Forward-looking statements are not assurances of future performance and are subject to inherent uncertainties and risks that are difficult to predict. Factors that might cause such a difference include those discussed in our filings with the US Securities and Exchange Commission, including our Form 20-F, such as risks relating to the development, deployment, manufacturing, and operation of satellites; risks relating to complex consortium arrangements, long development timelines, evolving regulatory and institutional requirements, and material funding and delivery obligations arising from IRIS2; costs or implementation requirements may differ from current expectations and delays or execution challenges could increase investment needs, reduce expected returns, and may not yield the expected benefits; risks relating to governmental customers and programs, and changes in procurement, priorities, budgets or contract awards and governmental funding decisions and policy changes; and risks that anticipated commercial demand, market opportunities, or commercial benefits may not meet expectations. The forward-looking statements included in this press release are made only as of the date hereof and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.